

16012867

) STATES
XCHANGE COMMISSION
n, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden
hours per response...... 12.00

)ITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-66821 68821



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/ 2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BERENBERG CAPITAL MARKETS LLC

OFFICIAL USE ONLY

FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
255 State Street, 9th floor

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter Nichols 617-292-8200
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
BDO USA, LLP
(Name - if individual, state last. first. middle name)

100 Park Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, Peter Nichols, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berenberg Capital Markets, LLC as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO + President

Title


JEFFREY D ROBINSON
Notary Public - State of New York
NO. 01RO6283817
Qualified in Kings County
My Commission Expires Jun 17, 2017

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on internal control required by SEC Rule 17a-5

** * For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*



Tel: 212-885-8000
Fax: 212 697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Report of Independent Registered Public Accounting Firm

Board of Directors and Member
Berenberg Capital Markets LLC
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Berenberg Capital Markets LLC as of December 31, 2015. This financial statement is the responsibility of Berenberg Capital Markets LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Berenberg Capital Markets LLC at December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

New York, NY

February 26, 2016

Berenberg Capital Markets LLC

Statement of Financial Condition

December 31, 2015	
Assets	
Cash	$14,853,361
Due from clearing broker	749,105
Clearing deposit	1,000,000
Accounts receivable	135,774
Property and equipment, net	2,235,310
Prepaid expenses and other assets	421,665
Income tax receivable	457,322
Deferred taxes receivable	552,535
Total Assets	$20,405,072
Liabilities and Member's Equity	
Liabilities:	
Accounts payable	$ 1,115,030
Compensation payable	3,394,600
Deferred taxes payable	495,336
Deferred rent expense	621,080
Due to affiliate	524,220
Total Liabilities	6,150,266
Commitments and Contingencies (Note 4)	
Member's Equity:	
Member's equity	14,254,806
Total Member's Equity	14,254,806
Total Liabilities and Member's Equity	$ 20,405,072

See accompanying notes to financial statements.

1. Business

Berenberg Capital Markets LLC ("Company"), a Delaware limited liability company, is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a registered member of the Financial Industry Regulatory Authority ("FINRA") as of November 9, 2011, incorporated on December 8, 2010 and commenced operations on January 1, 2011. The Company is engaged primarily in introducing customers to a foreign affiliate. The Company is wholly-owned by Berenberg Americas, LLC ("Parent").

The Company conducts its SEC Rule 15a-6 activities on a receive versus payment ("RVP")/delivery versus payment ("DVP") basis. The Company is allowed to conduct a settlement system that stipulates cash payment must be made simultaneously with the delivery of a security. Berenberg Bank ("Affiliate"), a foreign affiliate, has only been given the right to settle trades on behalf of the Company through the Prezioso interpreted letter in SEC Rule 15a-6.

On June 10, 2015, the Company was approved to conduct the sales and trading of U.S. securities as an introducing broker dealer. All transactions are cleared on a fully-disclosed basis through Goldman Sachs Execution & Clearing L.P. Operations relating to the Company's trading of U.S. securities effectively commenced on September 17, 2015.

The Company does not hold funds or securities for customers and does not carry accounts of customers. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i) for the 15a-6 activities and under SEC Rule 15c3-3(k)(2)(ii) for the U.S. securities business.

2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash

The Company maintains its cash balances at multiple financial institutions. At times, the amount on deposit at these institutions may exceed the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC").

Property and Equipment

Furniture and fixtures and other equipment are depreciated over the estimated useful lives of the assets (ranging from 3-7 years) using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the respective lease (ranging from 1-10 years), using the straight-line method.

Revenue Recognition and Related Party Transactions

The Company is related through ownership to Joh. Berenberg, Gossler & Co. KG, also known as Berenberg Bank, a German financial institution based in Hamburg with the Parent as the intermediary holding company.

2. Significant Accounting Policies (continue)

The Company offers its brokerage services to U.S. institutional investors in compliance with Rule 15a(b)(a)2 and a(3), which entitles the Company to receive revenue through a Cost-plus contractual agreement. The Company recognizes income when it is earned and, from time to time, there are nominal intercompany transactions incurred between the Company and Affiliate. For the year ended December 31, 2015, income earned by the Company, from this business amounted to $15,749,450, of which $56,457 was receivable and is included in accounts receivable on the statement of financial condition as of year-end.

The Company provides sales of U.S. securities on behalf of major institutional investors and its affiliate, using research provided by the same affiliate. For the year ended December 31, 2015, $43,701 of expenses were incurred for research provided by the affiliate and is included in miscellaneous operating expenses on the statement of operation.

The Company executes transactions on the behalf of Affiliate. For the year ended December 31, 2015, income earned by the Company from commissions is $909,560, of which $79,317 was attributable to the affiliate.

The Company records all securities transactions on a settlement date basis. There is no material difference between settlement date and trade date.

On June 18, 2014, an affiliate of the Company became the sub-landlord of the New York office leases, under similar terms of the original leases. The amount paid to the affiliate in 2015 was $1,172,551, and is included in total occupancy on the statement of operations.

The Company is related through common ownership with Berenberg Asset Management LLC. ("BAM").

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred rent

Rent expense under operating leases is recorded on a straight-line basis over the lease term. Lease incentives, such as rent-free periods, are recognized on a straight-line basis over the term of the lease or until the first rent review date, whichever occurs first. Deferred rent represents the difference between rent charged on a straight-line basis and amounts paid under the terms of the lease. Deferred rent liability is included in deferred rent expense on the statement of financial condition.

2. Significant Accounting Policies (continue)

Income Taxes

The Company accounts for income taxes in accordance with Accounting Standards Codification ("ASC") 740, "Income Taxes". Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized. It is the policy of the Company to comply with the provisions applicable to companies, as defined by Subchapter C of the Internal Revenue Code.

The Company files Federal, state and local income tax returns. On the Federal and State of Massachusetts returns, the Company files on a consolidated basis with BAM. As the Company was able to utilize losses generated by BAM in 2014 and 2015, the Company recorded a liability of $524,220 to BAM for the tax benefit received which is included in due to affiliate on the statement of financial condition. No income tax returns are currently under examination. The statutes of limitation on each of the Company's income tax returns may remain open for an additional year depending upon jurisdiction.

For the period ended December 31, 2015 the effective tax rate differs from the statutory rate of 35% primarily due to state and local income taxes and nondeductible expenses.

The Company's income tax expense for the year ended December 31, 2015, consists of the following:

	Current	Deferred	Total
Federal income tax	$ -	$(163,830)	$(163,830)
New York state and local taxes	38,662	(15,674)	22,988
Massachusetts state income taxes	(27,566)	(8,074)	(35,640)
California state income taxes	9,811	-	9,811
	$ 20,907	$(187,578)	$(166,671)

2. Significant Accounting Policies (continue)

Management has analyzed the Company's tax positions taken on income tax returns for all open tax years. The Company has no unrecognized tax benefits at December 31, 2015. In addition, the Company has concluded that it does not have any uncertain tax positions.

Differences between the financial statement carrying amounts and the tax bases of assets and liabilities that give rise to significant portions of the deferred tax assets and liabilities are as follows:

Deferred tax assets:	
Deferred rent	$260,358
Net operating losses carryforward	238,757
Bonus depreciation	53,420
Total deferred tax assets	$552,535

Deferred tax liabilities:	
Property, plant and equipment	$486,534
Deferred rent	8,802
Total deferred tax liabilities	$495,336

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the existence of, or generation of, taxable income in the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, taxes paid in carryback years, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and estimates of future taxable income over the periods in which the deferred tax assets are deductible, at December 31, 2015, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

3. Property and Equipment, Net

At December 31, 2015, property and equipment, net consisted of:

	Estimated Useful Life	Amount
Artwork	-	$ 28,073
Leasehold improvements	Lease term	1,660,046
Computers and equipment	3-5 years	1,213,980
Furniture and fixtures	7 years	455,746
		3,357,845
Less: Accumulated depreciation and amortization		(1,122,535)
		$2,235,310

For the year ended December 31, 2015, depreciation and amortization expense amounted to approximately $374,351, which is included in the statement of operations.

4. Commitments and Contingencies

Operating Leases

The Company leases office space under non-cancellable lease agreements expiring through 2023. The Company also receives rent from the sublease of office space under a non-cancellable lease agreements expiring through 2022.

Minimum rental payments and minimum rental income were approximately as follows:

Year ending December 31,	*Minimum Rental Payment*	*Minimum Rental Income*
2016	$1,557,000	$ 171,000
2017	1,557,000	187,000
2018	1,588,000	191,000
2019	1,625,000	195,000
2020	1,637,000	199,000
Thereafter	3,265,000	237,000
	$11,229,000	$1,180,000

For the year ended December 31, 2015, rental expense amounted to $1,740,142 and is included in occupancy expense on the statement of operations. For the year ended December 31, 2015, rental income amounted to $20,967 and is included in rental income on the statement of operations.

As of December 31, 2015, the Company had a deferred rent liability of $621,080.

4. Commitments and Contingencies (continue)

The Affiliate serves as the guarantor under provisions of the lease. Payments under the guaranty are not to exceed $7,000,000 and are payable under breach of any warranty or default. The Company made interest payments to the Affiliate relating to the guaranty totaling $53,229 and is included in interest expense on the statement of operations.

As of December 31, 2015, the Company declared $3,394,600 in discretionary bonuses, which is included in salaries and employee benefits on the statement of operations at year end and in compensation payable on the statement of financial condition.

5. Employee Benefit Plan

The Company has a defined noncontributory profit sharing plan under Section 401(k) of the Internal Revenue Code ("Code") covering substantially all of the Company's employees. Participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Code. The plan provides for a discretionary contribution by the Company that amounted to approximately $117,951 for the year ended December 31, 2015. This expense is included in salaries and employee benefits on the statement of operations.

6. Regulatory Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of customer debit items, as defined. At December 31, 2015, the Company had net capital of $13,626,800 which exceeded its requirement of $250,000 by $13,376,800.

7. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through February 26, 2016, the date the financial statements were available to be issued. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.